

September 9, 2014

<u>Via E-mail</u>
Mr. James F. McCabe, Jr.
Chief Financial Officer
Handy & Harman, Ltd.
1133 Westchester Avenue, Suite N222
White Plains, New York 10604

> **RE:    Handy & Harman, Ltd.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2014**
> **File No. 1-2394**

Dear Mr. McCabe Jr.:

    We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition.., page 16</u>

<u>Comparison of the Years Ended December 31, 2013 and 2012, page 16</u>

1.    In your discussion of the business factors that impacted selling, general and administrative expenses, you indicate that lower average precious metal prices had a negative impact on SG&A as a percentage of net sales, as compared to the prior year. Please expand your disclosure in future filings to explain in a more robust manner, how precious metal prices impact SG&A from period to period.  Your current disclosure does not explain how precious metal prices had a negative impact on SG&A as a percentage of net sales.  Please also quantify this impact, if possible.

Critical Accounting Policies, page 29

Goodwill, Other Intangibles and Long-Lived Assets, page 29

2.      Please provide draft disclosure to be included in future filings that addresses the
        following:

        •   You indicate that goodwill impairment consists of a two-step process.  You also
            indicate that an entity can elect the option to first assess qualitative factors to
            determine whether the existence of events or circumstances leads to a determination
            that it is more likely than not that the estimated fair value of a reporting unit is less
            than its carrying amount.  Please disclose whether you used the two-step process or
            the qualitative approach for assessing your goodwill as of the most recent assessment
            date.   Please also disclose the results of your goodwill impairment testing for all
            periods presented; and
        •   Please disclose whether the estimated fair values of all your reporting units
            substantially exceeded their carrying values or, if not, identify each reporting unit
            where the estimated fair value did not substantially exceed carrying value and
            quantify the percentage by which estimated fair value exceeded carrying value.

3.      In the interest of providing readers with a better insight into management's judgments in
        accounting for long-lived assets, including property, plant and equipment, please provide
        draft disclosure to be included in future filings that addresses the following:

        •   How you group long-lived assets for impairment and your basis for that
            determination;
        •   How you determine when property, plant and equipment should be tested for
            impairment and how frequently you evaluate the types of events and circumstances
            that may indicate impairment;
        •   Sufficient information to enable a reader to understand what method you apply in
            estimating the fair value of your long-lived assets; and
        •   For any asset groups for which the fair value did not significantly exceed the carrying
            value, please disclose the carrying value of the asset groups and explain the extent to
            which you believe the carrying value of these asset groups are at risk for future
            impairment.

Financial Statements

Note 10- Investments, page 55

4.      You disclosed that you have elected the option to value your investment in ModusLink
        using the fair value.  Please help us understand your accounting for this investment by
        providing the following information:

- You indicate that the value of your investment increased from $17.2 million at December 31, 2012 to $34.0 million at December 31, 2013 due entirely to changes in the share price of ModusLink's common stock. However, on page 6, you indicate that fluctuations in the value of this investment are subject to market price fluctuations and other factors, which are not directly linked to the financial and operational performance of the Company. Please clarify and disclose the method(s) and significant assumptions used to estimate the fair value of your investment pursuant to ASC 825-10-50-10; and

- We note that the fair value of your investment increased approximately $16.8 million from December 31, 2012 to December 31, 2013. We note that you have recorded a gain from associated company, net of tax of $6.0 million. Please help us understand how you calculated this gain from associated company based on the change in fair value from December 31, 2012 to December 31, 2013. We also note your disclosure on page 18 that indicates that the gain from associated company is due primarily to increases in the share price of ModusLink's common stock, which were partially offset by the impact of the reclassification of the Company's historical unrealized loss associated with this investment from accumulated other comprehensive loss to earnings.

Note 22 – Parent Company Condensed Financial Information, page 82

5.      On page 6, you disclose that Handy & Harman Ltd. is a holding company that conducts its operations through its subsidiaries and depends on those entities for dividends, distributions and other payments to generate the funds necessary to meet its financial obligations. You also discuss the restrictions on dividends to Handy & Harman Ltd. Given such restrictions, please revise your footnotes in future filings to provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please specifically disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

Definitive Proxy Statement on Schedule 14A filed on April 7, 2014

Executive Compensation, page 21

Summary Compensation Table, page 24

6.      We note your disclosure that in 2012, Mr. McCabe and in 2013, Mr. Howard did not receive any cash compensation from you as their services were provided to you pursuant to the Management Services Agreement. We also note that these individuals serve as named executive officers of your majority shareholder, Steel Partners Holdings LP. Please tell us what percentage of their time was devoted to the company in 2012 and 2013. Please provide us your analysis of whether any of the compensation to your executives paid by an affiliate of your majority stockholder should be included in the table. See Regulation S-K Compliance and Disclosure Interpretation 217.08 available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or Pamela Long, Assistant Director at (202) 551-3760, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant